Editorial Contact:       Bonita A. Cersosimo

 Phone:                   (412) 553-4462




 ALCOA ANNOUNCES FINAL PRORATION FACTOR IN ITS TENDER OFFER FOR ALUMAX



           PITTSBURGH, June 22, 1998   Alcoa (NYSE: AA) announced today that
 it has been advised by its depositary, First Chicago Trust Company of New York, that on a final basis 48,735,807 shares of common stock of Alumax Inc. (NYSE: AMX) were validly tendered and not withdrawn on or prior to the 5:00 p.m., June 16 expiration date of Alcoa's $50 per share cash tender offer, resulting in a final proration factor of 56.50875%. On June 16, Alcoa accepted for payment 27,540,000 shares of common stock of Alumax. This represents approximately 51% of the total outstanding Alumax shares.

          As previously announced, the tender offer will be followed by a merger in which the remaining outstanding shares of Alumax common stock will be converted into .6975 of a share of Alcoa common stock. The proposed merger is subject to the approval of a majority of Alumax stockholders at a special meeting in July.

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